Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

(In millions of dollars, unless otherwise noted)

	Three months ended
	March 31,	March 31,
	2016	2015
	$	$
Available earnings:
Earnings before income taxes	1	45
Add fixed charges:
Interest expense incurred	16	25
Amortization of debt expense and discount	1	1
Interest portion of rental expense (1)	2	2
Total earnings as defined	20	73
Fixed charges:
Interest expense incurred	16	25
Amortization of debt expense and discount	1	1
Interest portion of rental expense (1)	2	2
Total fixed charges	19	28
Ratio of earnings to fixed charges	1.1	2.6

(1)	Interest portion of rental expense is calculated based on the proportion deemed representation of the interest component (i.e 1/3 of rental expense).